                                                                    Exhibit 9.33
                                                                    ------------



                                    July __, 1997





NICHOLAS-APPLEGATE MUTUAL FUNDS

    Re:  Accounting Services Fees
         ------------------------

Dear Sir/Madam:

         This letter constitutes our agreement with respect to compensation to be paid to PFPC Inc. ("PFPC") under the terms of an Accounting Services Agreement dated April 1, 1993 between PFPC and Nicholas-Applegate Mutual Funds ("you" or the "Fund"), as amended from time to time (the "Agreement") relating to Nicholas-Applegate Emerging Markets Bond Fund and Nicholas-Applegate Global Blue Chip Fund (each individually a "Portfolio" and together the "Portfolios"). Pursuant to Paragraph 11 of that Agreement, and in consideration of services to be provided, each Portfolio will pay PFPC annual accounting and servicing fees, to be calculated daily and paid monthly. Each Portfolio will also reimburse PFPC for its out-of-pocket expenses incurred on behalf of that Portfolio, including, but not limited to, postage, telephone, telex, federal express, overnight delivery services, daily report transmissions, record retention/storage and outside independent pricing service charges.

         The annual accounting fee shall be payable in equal monthly installments of $3,250 with respect to each Portfolio of the Fund PLUS .030% of each Portfolio's average daily net assets from $100 million to $250 million;
 .020% of each Portfolio's average daily net assets from $250 million to $500 million; and .015% of each Portfolio's average daily net assets over $500 million.

         The annual servicing fee shall be $3,000 per month per Portfolio, plus a class-level servicing fee of $1,000 per month for each class of a multi-class Portfolio. The aggregate servicing fees for all of the Portfolios and classes combined shall be allocated daily to each Portfolio based on its net assets relative to the total net assets of all Portfolios in the Fund. Each Portfolio shall pay its pro-rata share of the aggregate servicing fee on a monthly basis.

         The fee for the period from the date hereof until the end of that calendar year shall be pro-rata according to the proportion which such period bears to the full annual period commencing on the date hereof.

         If the foregoing accurately sets forth our agreement, and you intend to be legally bound thereby, please execute a copy of this letter and return it to us.

                        Very truly yours,

                        PFPC INC.



                        By:_______________________________
                            Title:


Accepted:

NICHOLAS-APPLEGATE MUTUAL FUNDS


By:______________________________________
    Title: